UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **August 9, 2005**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On August 9, 2005, Acadia Power Partners, LLC (APP), a joint venture between subsidiaries of Cleco Corporation (Cleco) and Calpine Corporation (Calpine), executed agreements with Calpine Energy Services, L.P. (CES), a subsidiary of Calpine, to settle their dispute over the availability of transmission capacity at the APP plant. APP and CES are parties to tolling agreements for the entire output of the 1,160-MW natural gas-fired APP plant, located just outside Eunice, Louisiana.

The dispute was primarily based upon transmission constraints that, according to allegations by CES, limited the ability of CES to deliver APP's capacity and energy to the wholesale market. Prior to the settlement, CES had notified APP that it might withhold up to one-half of the monthly payments due APP under the CES tolling agreements and might take other action, including, without limitation, (i) unwinding Calpine's interest in APP, (ii) terminating the CES tolling agreements, (iii) asserting claims against Cleco Power LLC for allegedly flawed interconnection studies, and/or (iv) seeking reimbursement for the alleged overpayment of capacity fees from August 2003.   In letters dated April 12, 2005, May 3, 2005, and June 8, 2005, CES also had informed APP that it intended to initiate binding arbitration proceedings pursuant to the CES tolling agreements, unless resolution of matters described in the letters could be reached.

Significant terms of the settlement are summarized below:

- APP and CES have agreed to release all claims related to electric transmission constraints external to the APP power project. CES has further agreed that the CES tolling agreements allocate all risks of transmission constraints external to the APP power project to CES.

- Acadia Power Holdings LLC (APH), an indirect, wholly owned subsidiary of Cleco, has terminated $25.0 million in letters of credit posted by Calpine in favor of APH pursuant to the tolling agreements, which letters of credit were due to expire by the end of 2006. A $15.0 million letter of credit will remain in place for the life of the tolling agreements.

- CES will pay reduced prices under one of the tolling agreements to APP.

- APH will receive cash payments from CES through 2022, which are guaranteed by Calpine Acadia Holdings LLC (CAH), a subsidiary of Calpine, and APP. These guaranteed payments enhance the cash distributions available to APH in the event of a CES default under the tolling agreements. A $14.0 million priority distribution to APH was established when CES entered into the second APP tolling agreement in May 2003. Under the current arrangement, in the event that CES defaults in making such cash payments and CAH defaults under its guaranty, APH will receive guaranteed and priority annual cash payments totaling $19.0 million through 2011 and $21.0 million thereafter through 2022. The current arrangement will be effective as of July 1, 2005 and prorated for years 2005 and 2022.

  The net effect of the settlement agreement will be to reduce Cleco's pre-tax cash distributions from APP by approximately $0.5 million annually, as long as CES performs under the tolling agreements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: August 11, 2005   By: /s/ Keith D. Crump
                                               Keith D. Crump
                                               Treasurer